

07004283

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46866

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/06___ AND ENDING ___12/31/06___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1330 Post Oak Blvd., Suite 2100
                                     (No. and Street)

| Houston | Texas | 77056-3019 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Tenison   (713) 968-0400
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 2 1 2007

CF & Co., L.L.P.
                             (Name – if individual, state last, first, middle name)

THOMSON FINANCIAL

| 14175 Proton Rd. | Dallas | TX | 75244 |
| (Address) | (City) | (State) | (Zip Code) |

MAIL RECEIVED PROCESSING

FEB 2 8 2007

WASH. D.C. 185 SECTION

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Stephen Tenison_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Global Financial Services, L.L.C._____ , as of __December 31_____ , 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ERICA Y. ABARCA
Notary Public, State of Texas
My Commission Expires 08-08-09

Signature

Senior Vice-President/FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Income (Loss).
[X]	(d)	Statement of Cash Flows
[X]	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
[X]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X]	(g)	Computation of Net Capital.
[X]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X]	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL FINANCIAL SERVICES, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

GLOBAL FINANCIAL SERVICES, L.L.C.

CONTENTS



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 121,449
Certificate of deposit-restricted	16,000
Deposit with clearing organization	1,000,000
Receivable from clearing organization	1,567,770
Other receivables	100,275
Furniture, equipment, and leasehold improvements, net	848,124
Other assets	6,056
	$ 3,659,674

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 1,488,406
Due to clearing organization	9,045
Accounts payable and accrued expenses	85,150
Deferred rent	187,766
Total liabilities	1,770,367
Members' equity	1,889,307
	$ 3,659,674

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 7,660,248
Firm trading profit	13,528,931
Interest and other	3,270,561
	24,459,740
Expenses:	
Guaranteed payments to members	6,147,261
Employee compensation and benefits	5,503,066
Floor brokerage and clearance	1,835,773
Consulting	2,354,284
Communications	343,717
Occupancy and equipment costs	394,213
Promotional costs	169,369
Interest expense	14,710
Regulatory fees and expenses	35,215
Other	362,729
	17,160,337
Net income	$ 7,299,403

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Total
Balance, December 31, 2005	$ 1,275,971
Net income	7,299,403
Distributions to members	(6,686,067)
Balance, December 31, 2006	$ 1,889,307

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2006

Balance, December 31, 2005	$	--
Additions		--
Retirements		--
Balance, December 31, 2006	$	--

The accompanying notes are an integral part of these financial statements.

GLOBAL FINANCIAL SERVICES, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities

Net income	$ 7,299,403
Adjustments to reconcile net income to net	
cash provided (used) by operating activities:	
Depreciation and amortization	69,456
Changes in operating assets and liabilities:	
Increase in receivable from clearing organization	(356,701)
Decrease in other receivables	9,101
Increase in commissions payable	570,399
Decrease in accounts payable and accrued expenses	(71,083)
Decrease in due to clearing organization	(67,634)
Increase in deferred rent	199,650
Net cash provided by operating activities	7,652,591

Cash flows from investing activities

Purchase of furniture, equipment, and leasehold improvements	(906,750)
Redemption of restricted certificate of deposit	15,800
Net cash used by investing activities	(890,950)

Cash flows from financing activities

Distributions to members	(6,686,067)
Net cash used by financing activities	(6,686,067)

Net increase in cash and cash equivalents	75,574
Beginning cash and cash equivalents	45,875
Ending cash and cash equivalents	$ 121,449

Supplemental Disclosures

Cash paid for:

Interest	$ 14,710
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is through 2093, unless terminated earlier. Each member's liability is limited to his capital account balance. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is also registered with the National Futures Association.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at fair value as determined by market quotations. There were no securities owned and securities sold, not yet purchased at December 31, 2006.

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Note 1 -   Summary of Significant Accounting Policies, continued

Revenue Recognition

Securities transactions and all related revenue and expense are recorded on a trade date basis.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Note 2 -   Deposit With and Receivable From Clearing Organization

The deposit with clearing organization consists of cash required to be maintained at the clearing organization. Receivable from clearing organization is comprised of commissions of $544,276, clearing deposit of $1,000,000 and demand balances in various accounts aggregating $1,023,494. Commissions receivable represent settlements from the month of December 2006. Such amounts are normally collected within ten days after month end.

Note 3 -   Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2006 consist of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 290,869	5 years
Computer equipment	317,284	3-5 years
Leasehold improvements	734,090	7 years
Office equipment	43,839	5 years
	1,386,082	
Less accumulated depreciation and amortization	(537,958)	
	$ 848,124	

Depreciation and amortization expense aggregated $69,456 in 2006.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of approximately $918,852 and net capital requirements of $118,030. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 5 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 -   Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Additionally, the Company has a commitment for communications services. Future minimum commitments are as follows:

Year Ending December 31,	
2007	$ 197,225
2008	216,521
2009	225,253
2010	237,477
2011	241,575
Thereafter	391,579
	$1,509,630

Note 6 -   Lease and Contractual Obligations, continued

Rent expense relating to office facilities was approximately $162,846 for the year ended December 31, 2006

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2006.

Note 7 -   Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions of zero up to the maximum allowed by law which was generally $15,000 for 2006. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2006 were $28,652.

Note 8 -   Concentrations and Financial Instruments with Off Balance Sheet Risk

The Company's customer base consists of entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash at one bank exceeded federally insured limits at December 31, 2006 and at various times throughout the year then ended.

Note 9 -   Membership Interests

The Company has 2,000 membership interests authorized, issued and outstanding.

Note 10 -   Contingencies

The Company and its Managing Directors ("Global Defendants") have been sued along with other defendants by an intervenor who claims the defendants prevented him from collecting on a debt allegedly owed by an estate. The intervenor is seeking alleged actual economic damages plus accrued interest, as well as attorney fees and exemplary damages. The Global Defendants are vigorously defending the case, including filing an appeal to compel arbitration of the dispute. Management, after consultation with legal counsel, is unable to estimate the amount or range of potential loss that could result if the outcome were unfavorable.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2006

Schedule I

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,889,307
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 100,275	
Furniture, equipment, and leasehold improvements, net	848,124	
Other assets	6,056	(954,455)
Net capital before haircuts on securities positions		934,852
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Certificate of deposit	16,000	(16,000)
Net capital		$ 918,852

Aggregate Indebtedness

Items included in statement of financial condition	
Commissions payable	$ 1,488,406
Due to clearing organization	9,045
Accounts payable and accrued expenses	85,150
Deferred income	187,766
Total aggregate indebtedness	$ 1,770,367

Schedule I (continued)

GLOBAL FINANCIAL SERVICES, L.L.C.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	118,030
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	118,030
Net capital in excess of minimum required	$	800,822
Excess net capital at 1000%	$	741,815
Ratio: Aggregate indebtedness to net capital		1.93 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1
from the Company's computation.

Schedule II

<u>GLOBAL FINANCIAL SERVICES, L.L.C.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2006</u>

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Bear Stearns Securities Corp.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2006



CF & Co., L.L.P

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements and supplemental information of Global Financial Services, L.L.C. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2007

END